March 2011 Pricing Sheet dated March 31, 2011 relating to Preliminary Terms No. 740 dated March 29, 2011 Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

PLUS Based on a Basket Consisting of the S&P MidCap 400® Index and the Russell 2000® Index
due January 5, 2012
Performance Leveraged Upside SecuritiesSM
PRICING TERMS – MARCH 31, 2011
Issuer:	Morgan Stanley
Maturity date:	January 5, 2012
Original issue price:	$10 per PLUS
Stated principal amount:	$10 per PLUS
Pricing date:	March 31, 2011
Original issue date:	April 5, 2011 (3 business days after the pricing date)
Aggregate principal amount:	$5,870,000
Interest:	None
Basket:	Basket component	Bloomberg ticker symbol	Basket component weighting	Initial basket component value	Multiplier
	S&P MidCap 400® Index	MID	50%	989.05	0.005055356
	Russell 2000® Index	RTY	50%	843.55	0.005927331
	The S&P MidCap 400 Index and the Russell 2000 Index are referred to together as the “basket components.”
Payment at maturity (per PLUS):	▪ If the final basket value is greater than the initial basket value: $10 + leveraged upside payment In no event will the payment at maturity exceed the maximum payment at maturity.

▪  If the final basket value is less than or equal to the initial basket value:
$10 × the basket performance factor
This amount will be less than or equal to the stated principal amount of $10 and could be zero.

Leverage factor:	150%
Leveraged upside payment:	$10 × leverage factor × basket percent increase
Maximum payment at maturity:	$11.215 per PLUS (112.15% of the stated principal amount)
Valuation date:	December 30, 2011, subject to adjustment for non-index business days and certain market disruption events.
Closing value:	For each basket component, the closing value of such basket component as published by the respective index publisher.
Initial basket value:
10, which is equal to the sum of the products of the initial basket component values of each of the basket components as set forth under “Basket – Initial basket component value” above and the applicable multiplier for each of the basket components as set forth under “Basket – Multiplier” above.

Final basket value:	The basket closing value on the valuation date.
Basket closing value:	The basket closing value on any date is the sum of the products of the closing value of each of the basket components on such date and the multiplier for such basket component on such date.
Multiplier:
The multipliers were set on the pricing date based on each basket component’s respective initial basket component value so that each basket component will represent its applicable basket component weighting in the predetermined initial basket value.  Each multiplier will remain constant for the term of the PLUS.  See “Basket – Multiplier” above.

Basket percent increase:	(final basket value – initial basket value) / initial basket value
Basket performance factor:	final basket value / initial basket value
Listing:	The PLUS will not be listed on any securities exchange.
CUSIP:	61760E887
ISIN:	US61760E8874
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per PLUS	$10	$0.1875	$9.8125
Total	$5,870,000	$110,062.50	$5,759,937.50
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.1875 for each PLUS they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for PLUS.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s Financial Services LLC, an affiliate of The McGraw-Hill Companies, Inc., and have been licensed for use by Morgan Stanley.  The “Russell 2000® Index” is a trademark of Russell Investments and has been licensed for use by Morgan Stanley.  The PLUS are not sponsored, endorsed, sold or promoted by any of the foregoing index publishers, and the index publishers make no representation regarding the advisability of investing in the PLUS.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 740 dated March 29, 2011
Prospectus Supplement for PLUS dated December 22, 2009
Prospectus dated December 23, 2008

The PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.